

August 2, 2022

Xiaoma (Sherman) Lu
Chief Executive Officer
East Stone Acquisition Corp
2 Burlington Woods Drive, Suite 100
Burlington, MA 01803

Re: East Stone Acquisition Corp
Preliminary Proxy Statement on Schedule 14A
Filed July 21, 2022
File No. 001-39233

Dear Mr. Lu:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Manufacturing